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                                                                    EXHIBIT 99.2
                                                           [English Translation]
                                                                January 23, 2003

                              HANARO TELECOM, INC.

                                   MOBILE IPV6

Hanaro Telecom, Inc. (`the Company' or `Hanaro') announced that it established wireless LAN-based IPv6 (internet protocol version 6) system at Central City, Seocho-dong, to provide IPv6 pilot services to wireless LAN service users.

For customer convenience, Hanaro posted on its portal site, Hanafos.com, IPv6 software for download, which, if installed to a laptop computer with a wireless LAN card, enables users to enjoy IPv6 services.

As a part of next generation Internet infrastructure project led by the Ministry of Information and Communication and National Computerization Agency, IPv6 system was developed based on 2.4GHz bandwidth wireless LAN by Hanaro, IMnetpia, and Kwanghoon University. It is a next generation wireless Internet system that supports IPv6 service and Fast hand off technology.

On December 13, 2002, Hanaro had a field demonstration on IPv6-based wireless LAN service. The field test demonstrated a data transmission speed of 11Mbps in a car moving at 20km/hr.

"Hanaro became the first operator to field test IPv6 service using the access network. The Company plans to study the service feasibility through the pilot service now undertaken at Central City," Mr. Jong Myung Lee, Senior Executive Vice President, R&D, commented.